UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3 )*


            First Union Real Estate Equity and Mortgage Investments
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                               (Name of Issuer)


                         Shares of Beneficial Interest
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                        (Title of Class of Securities)


                                  337400-10-5
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                                (CUSIP Number)


                   Marc C. Krantz, Kohrman Jackson & Krantz,
           1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 10, 1995
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 337400-10-5
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
           Turkey Vulture Fund XIII, Ltd.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) [   ]

           (b) [ x ]
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    3      SEC USE ONLY

- -------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           (b ) [  ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
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              NUMBER OF     |             7     SOLE VOTING POWER
               SHARES       |                     1,690,500
            BENEFICIALLY    |             8     SHARED VOTING POWER
              OWNED BY      |
                EACH        |             9     SOLE DISPOSITIVE POWER
              REPORTING     |                     1,690,500
               PERSON       |            10     SHARED DISPOSITIVE POWER
                WITH        |
- -------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,690,500
- -------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

           [  ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.3%
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   14      TYPE OF REPORTING PERSON*

           OO
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


                                 SCHEDULE 13D

CUSIP NO. 337400-10-5
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Steven A. Calabrese
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) [   ]

           (b) [ x ]
- -------------------------------------------------------------------------------
    3      SEC USE ONLY

- -------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           (b) [   ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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              NUMBER OF        |          7     SOLE VOTING POWER
               SHARES          |                   17,000
            BENEFICIALLY       |          8     SHARED VOTING POWER
              OWNED BY         |
                EACH           |          9     SOLE DISPOSITIVE POWER
              REPORTING        |                   17,000
               PERSON          |         10    SHARED DISPOSITIVE POWER
                WITH           |
- -------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,000
- -------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

           [   ]
- -------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1%
- -------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
- -------------------------------------------------------------------------------

CUSIP NO. 337400-10-5


              This Amendment No. 3 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), and Steven A. Calabrese, an United States citizen, for the purpose of reporting (1) the acquisition by the Fund of 725,000 shares of beneficial interest, $1.00 par value (the "Stock"), of First Union Real Estate Equity and Mortgage Investments ("First Union"), which together with the other Stock beneficially owned by the Fund represents approximately 9.3% of the Stock currently outstanding, and (2) certain other matters.

Item 2.       Identity and Background.

              As previously reported, on March 1, 1995, the Committee to Unlock the Value of First Union Real Estate Investments (the "Committee") filed a
Schedule 14A with the Securities and Exchange Commission (the "SEC") containing soliciting material published, sent or given to First Union shareholders prior to the furnishing of the written proxy statement. The Committee consists of Steven A. Calabrese, who is managing partner of R-C Enterprises, a general partnership, which is a member of the Fund ("R-C Enterprises"); Richard M. Osborne, the sole managing member of the Fund ("RMO"); and James R. Webb. In the event that, as of March 1, 1995, RMO and Steven A. Calabrese by serving together as nominees of the Committee may be deemed to be members of a group even though there is no agreement that they will vote for each other or James
C. Webb, the following disclosure is provided by Mr. Calabrese:

       (a)   Mr. Calabrese's full name is Steven A. Calabrese.

       (b) The business address of Mr. Calabrese is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.

       (c) The principal business of Mr Calabrese is Executive Vice President and a Director of Calabrese, Racek and Markos, Inc. ("CRM"), a commercial-industrial Cleveland, Ohio real estate appraisal company located in Cleveland, Ohio. He is also an executive officer and a Director of CR Management, Inc., CRM Construction Services, Inc. and CRM Environmental Services, Inc., affiliates of CRM, that are located in Cleveland and provide full-service real estate property management, construction and environmental services. The address of CRM and its affiliates is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.

       (d)   Negative with respect to Mr. Calabrese.

       (e)   Negative with respect to Mr. Calabrese.

       (f)   Mr. Calabrese is a citizen of the United States of America.






CUSIP NO. 337400-10-5

Item 3.       Source and Amount of Funds or Other Consideration.

              The Stock reported herein as having been acquired by the Fund was acquired for an approximate aggregate purchase price of approximately $5.8 million, $2.9 million of which will be from working capital of the Fund and $2.9 million of which will be in the form of margin debt from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The working capital of the Fund will be contributed by RMO and the other members of the Fund. The exact proportions of such contributions have not been finally determined. Interest on the margin debt is charged, in accordance with DLJ's usual custom, at a rate permitted by the laws of the State of New York. Interest charged at the close of a charge period is added to the opening balance for the next charge period unless paid. DLJ has a lien on the Stock reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the margin debt is attached hereto as Exhibit 7.5.


                  The Stock reported herein as having been acquired by Mr. Calabrese was acquired for an approximate aggregate purchase price of approximately $133,000, $82,000 of which was from personal funds and $51,000 of which was in the form of margin debt from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"). Of the 17,000 shares of Stock purchased by Mr. Calabrese, the 13,200 shares of Stock purchased on January 17, 1995 were purchased by Mr. Calabrese and his wife and subject to a margin agreement with Merrill. The $51,000 margin debt was incurred in the transactions regarding said 13,200 shares. On or about March 9, 1995, said 13,200 shares were transferred by Mr. Calabrese to R-C Enterprises subject to a margin agreement between R-C Enterprises and Merrill. Pursuant to such agreement, interest on the margin debt is charged, in accordance with Merrill's usual custom, at a rate permitted by the laws of the State of New York. The interest charge made at the close of a charge period is, unless paid, added to the opening balance for the next charge period, and interest is charged upon such opening balance, including all interest so added. Merrill has a lien on the Stock reported herein as having been acquired by Mr. Calabrese. A copy of the agreement setting forth the terms of the margin debt of R-C Enterprises is attached as
Exhibit 7.6 hereto.

Item 4.  Purpose of Transaction.

                  As previously reported, on March 1, 1995, the Committee to Unlock the Value of First Union Real Estate Investments (the "Committee"), which consists of RMO, James R. Webb and Mr. Calabrese, filed a Schedule 14A with the Securities and Exchange Commission (the "SEC") containing soliciting material published, sent or given to First Union shareholders prior to the furnishing of the written proxy statement. A copy of the soliciting material is attached as Exhibit 7.4 to Amendment No. 2 to the Schedule 13D Statement filed by the Fund on March 2, 1995. On March 3, 1995, the Committee filed a preliminary proxy statement on Schedule 14A with the SEC, and on March 9, 1995, the Committee filed an amendment to the preliminary proxy statement with the SEC.

CUSIP No. 337400-10-5

                  The 725,000 shares of Stock reported herein as having been acquired by the Fund were acquired with voting and proxy rights that entitle the Fund to vote such shares of Stock at the April 11, 1995 annual meeting of the beneficiaries of First Union. Such shares may be voted by the Fund in the election for trustees of First Union. A copy of each of the agreements granting such rights is attached as Exhibits 7.7 and 7.8 hereto, respectively.

Item 5.  Interest in Securities of the Issuer.

                  As previously reported, RMO, as sole managing member of the Fund, may be deemed to beneficially own the shares of Stock owned directly by the Fund, and under Section 13d(3), RMO and the Fund may be deemed members of a group. RMO and the Fund disclaim that they are members of a group, and nothing in this Amendment No. 3 to Schedule 13D Statement shall be deemed an admission that they are members of a group. In addition, RMO, the Fund and Mr. Calabrese disclaim that they or any of them are members of a group with the members of the Fund, and nothing in this Amendment No. 3 to Schedule 13D Statement shall be deemed an admission that they or any of them are members of a group. The information reported herein by Mr. Calabrese is made solely in the event that, as of March 1, 1995, RMO and Steven A. Calabrese by serving together as nominees of the Committee may be deemed to be members of a group even though there is no agreement that they will vote for each other or James C. Webb.

                  (a) According to the most recently available filing with the SEC by First Union, there are 18,262,725 shares of the Stock outstanding. The Fund beneficially owns 1,690,500 shares of Stock, or approximately 9.3% of the outstanding Stock. Mr. Calabrese beneficially owns 17,000 shares of Stock, or less than 0.1% of the outstanding Stock.

                  (b) The Fund, and RMO as sole managing member thereof, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 1,690,500 shares of Stock owned by the Fund. Mr. Calabrese has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 17,000 shares of Stock owned by him.

                  (c) During the past 60 days and in addition to the transactions reported on the Schedule 13D Statement filed by the Fund on January 17, 1995, Amendment No. 1 to the Schedule 13D Statement filed by the Fund on February 13, 1995 and Amendment No. 2 to the Schedule 13D Statement filed by the Fund on March 2, 1995, the Fund has purchased the Stock in open market transactions as set forth below:

         Date              Number of Shares      Approximate Per Share Price
   ---------------         ----------------      ---------------------------
    March 10, 1995            725,000                      $8.00

CUSIP No. 337400-10-5


 Although the March 10, 1995 transactions took place on the open market, the Fund believes that 287,191 shares of Stock were sold by Mees Pierson Global Service, N.V., as custodian, and the other 437,809 shares of Stock were sold by Kas Depository Trust Company, as custodian. Neither RMO nor the Fund has knowledge of the former beneficial owners of said 725,000 shares of Stock.

              During the past 60 days Mr. Calabrese has purchased the Stock in open market transactions as set forth below. The Stock purchased on January 17, 1995, were purchased by Mr. Calabrese and his wife, and transferred by Mr. Calabrese to R-C Enterprises on or about March 9, 1995.

        Date                 Number of Shares     Approximate Per Share Price
- -------------------          ----------------     ---------------------------
  January 17, 1995                 13,200                   $7.50
  January 19, 1995                  3,800                   $7.63


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The 725,000 shares of Stock reported herein as having been acquired by the Fund were acquired with voting and proxy rights that entitle the Fund to vote such shares of Stock at the April 11, 1995 annual meeting of the beneficiaries of First Union. Such shares may be voted by the Fund in the election for trustees of First Union. One agreement, with respect to 287,191 shares of Stock is between the Fund and Mees Pierson Global Service, N.V., and the other, with respect to 437,809 shares of Stock, is between the Fund and Kas Depository Trust Company. Copies of the agreements granting such rights are attached as Exhibits 7.7 and 7.8 hereto, respectively.

Item 7.       Material to be Filed as Exhibits.

              Exhibit 7.5  Customer Agreement (DLJ)

              Exhibit 7.6  Working Capital Management
                           Account II Agreement (Merrill)

              Exhibit 7.7  Agreement, Proxy and Limited Power of
                           Attorney, dated March 10, 1995, between the
                           Fund and Mees Pierson Global Service, N.V.

              Exhibit 7.8  Agreement, Proxy and Limited Power of
                           Attorney, dated March 10, 1995, between the
                           Fund and Kas Depository Trust Company

CUSIP No. 337400-10-5


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TURKEY VULTURE FUND XIII, LTD.



Dated:  March 13, 1995                     /s/ Richard M. Osborne
                                           -----------------------
                                           Richard M. Osborne
                                           Managing Member

CUSIP No. 337400-10-5


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  March 13, 1995                        /s/ Steven A. Calabrese
                                              ------------------------
                                              Steven A. Calabrese









                                 EXHIBIT INDEX


                  Exhibit 7.5       Customer Agreement (DLJ)

                  Exhibit 7.6       Working Capital Management
                                    Account II Agreement (Merrill)

                  Exhibit 7.7       Agreement, Proxy and
                                    Limited Power of Attorney, dated
                                    March 10, 1995, between the Fund
                                    and Mees Pierson Global Service,
                                    N.V.

                  Exhibit 7.8 Agreement, Proxy and Limited Power of Attorney, dated March 10, 1995, between the Fund and Kas Depository Trust Company